UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

TransAtlantic Petroleum Ltd.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

G89982113

(CUSIP Number)

Dalea Management, LLC

16803 Dallas Parkway Suite 300

Addison, Texas 75001

Attention: Christine Stroud

(972) 590-9879

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G89982113	Schedule 13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dalea Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4.	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,668,151
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,668,151
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,668,151
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.0%
14	TYPE OF REPORTING PERSON PN

*	See Item 3.

CUSIP No. G89982113	Schedule 13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dalea Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4.	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,668,151
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,668,151
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,668,151
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.0%
14	TYPE OF REPORTING PERSON CO

*	See Item 3.

CUSIP No. G89982113	Schedule 13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Longfellow Energy, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4.	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,958,333
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,958,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,958,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON PN

*	See Item 3.

CUSIP No. G89982113	Schedule 13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deut 8, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4.	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,958,333
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,958,333
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,958,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON CO

*	See Item 3.

CUSIP No. G89982113	Schedule 13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N. Malone Mitchell, 3rd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4.	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 284,201
	8	SHARED VOTING POWER 16,403,997
	9	SOLE DISPOSITIVE POWER 284,201
	10	SHARED DISPOSITIVE POWER 16,403,997
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,688,198
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.0%
14	TYPE OF REPORTING PERSON IN

*	See Item 3.

CUSIP No. G89982113	Schedule 13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amy Mitchell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4.	SOURCE OF FUNDS OO*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 16,403,997
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 16,403,997
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,403,997
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.6%
14	TYPE OF REPORTING PERSON IN

*	See Item 3.

AMENDMENT NO. 12 TO SCHEDULE 13D

This Amendment No. 12 to Schedule 13D (this “Twelfth Amendment”) amends and supplements the Schedule 13D originally filed on April 17, 2008, as amended by Amendment No. 1 on June 25, 2008, Amendment No. 2 on August 28, 2008, Amendment No. 3 on September 29, 2008, Amendment No. 4 on December 30, 2008, Amendment No. 5 on July 2, 2009, Amendment No. 6 on December 3, 2009, Amendment No. 7 on September 13, 2010, Amendment No. 8 on May 17, 2011, Amendment No. 9 on March 23, 2012, Amendment No. 10 on January 10, 2014, and Amendment No. 11 on January 14, 2015 (collectively, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.

This Twelfth Amendment is being filed to make updates and amendments to the Schedule 13D as follows:

Item 1.	Security and Issuer

There are no changes to the Item 1 information previously filed.

Item 2.	Identity and Background

Item 2 is hereby amended by removing all references to ANBE Holdings, ANBE Holdings GP, Alexandria Nicole Mitchell Jacobs, Noah Malone Mitchell, 4th, Stevenson Briggs Mitchel and Elizabeth Lee Mitchell as Reporting Persons. There are no further changes to the Item 2 information previously filed.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following paragraphs after the last paragraph:

On July 1, 2015, (a) the $2,000,000 principal amount of the Dalea Note will become convertible, at the option of the holder, into 294,117 shares of Issuer’s common shares, which are deemed to be beneficially owned by Dalea Partners, Dalea Management, Mitchell and Amy Mitchell and (b) the $10,000,000 principal amount of the Pinon Note will become convertible, at the option of the holder, into 1,470,588 shares of Issuer’s common shares, which, due to their positions as directors and officers of the Pinon Foundation, Mitchell and Amy Mitchell are deemed to beneficially own.

On April 24, 2015, Issuer issued an additional 134,168 common share purchase warrants to Mitchell (the “Additional Mitchell Gundem Warrants”), as a shareholder of Gundem. The Additional Mitchell Gundem Warrants are immediately exercisable, expire 18 months from the date of the release of the pledge on the Gundem resort, and entitle the holder to purchase one common share for each Warrant at an exercise price of $5.65 per share.

Item 4.	Purpose of the Transaction

There are no changes to the Item 4 information previously filed.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read in its entirety as follows:

(a)	Amount beneficially owned:

(i)	Dalea Partners beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Dalea Partners cover page of this Twelfth Amendment.

(ii)	Dalea Management beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Dalea Management cover page of this Twelfth Amendment.

(iii)	Longfellow beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Longfellow cover page of this Twelfth Amendment.

(iv)	Deut 8 beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Deut 8 cover page of this Twelfth Amendment.

(v)	Mitchell beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Mitchell cover page of this Twelfth Amendment.

(vi)	Amy Mitchell beneficially owns the aggregate number and percentage of the Issuer’s common shares as stated in Rows 11 and 13 of the Amy Mitchell cover page of this Twelfth Amendment.

(b)	Power to Vote/ Power to Dispose:

(i)	Dalea Partners shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Dalea Partners cover page of this Twelfth Amendment.

(ii)	Dalea Management shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Dalea Management cover page of this Twelfth Amendment.

(iii)	Longfellow shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Longfellow cover page of this Twelfth Amendment.

(iv)	Deut 8 shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Deut 8 cover page of this Twelfth Amendment.

(v)	Mitchell possesses the sole power to vote and the sole power to dispose the amount of the Issuer’s common shares listed in Rows 7 and 9 of the Mitchell cover page of this Twelfth Amendment. Mitchell shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Mitchell cover page of this Twelfth Amendment.

(vi)	Amy Mitchell shares the power to vote and the power to dispose the amount of the Issuer’s common shares listed in Rows 8 and 10 of the Amy Mitchell cover page of this Twelfth Amendment.

(c)	See Item 3.

(d)	See Item 3.

(e)	ANBE Holdings, ANBE Holdings GP, Alexandria Nicole Mitchell Jacobs, Noah Malone Mitchell, 4th, Stevenson Briggs Mitchell, and Elizabeth Lee Mitchell are not, and have not been, beneficial owners of more than 5% of the Issuer’s common shares and are not Reporting Persons. The remaining Reporting Persons intend to continue filing joint statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no changes to the Item 6 information previously filed.

Item 7.	Material to be Filed As Exhibits.

Exhibit	Description	Filing

1	Joint Filing Agreement	Filed as Exhibit 1 to Eighth Amendment to Schedule 13D filed with the SEC on May 17, 2011

2	Additional Mitchell Gundem Warrants	Filed herewith

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2015	DALEA PARTNERS, LP

	By:	Dalea Management, LLC, its general partner

	By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

DALEA MANAGEMENT, LLC

	By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

LONGFELLOW ENERGY, LP

	By:	Deut 8, LLC, its general partner

	By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

DEUT 8, LLC

	By:	/s/ N. Malone Mitchell, 3rd
	Name:	N. Malone Mitchell, 3rd
	Title:	Manager

/s/ N. Malone Mitchell, 3rd
N. MALONE MITCHELL, 3rd

/s/ Amy Mitchell
AMY MITCHELL